UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NetEase.com, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

64110W1021

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American depositary shares, each representing 25 ordinary shares.

Page 1 of 6 pages

CUSIP No. 64110W102	SCHEDULE 13G/A

1.	Names of Reporting Persons William Lei Ding
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,456,000,000 ordinary shares. Shining Globe International Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,456,000,000 ordinary shares. Shining Globe International Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,000,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 45.0%
12.	Type of Reporting Person IN

Page 2 of 6 pages

CUSIP No. 64110W102	SCHEDULE 13G/A

1.	Names of Reporting Persons Shining Globe International Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,456,000,000 ordinary shares. William Lei Ding may also be deemed to have sole voting power with respect to the foregoing shares.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,456,000,000 ordinary shares. William Lei Ding may also be deemed to have sole dispositive power with respect to the foregoing shares.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,000,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 45.0%
12.	Type of Reporting Person CO

Page 3 of 6 pages

Item 1.
	(a)	Name of Issuer

NetEase.com, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices

26/F, SP Tower D, Tsinghua Science Park Building 8 No. 1 Zhongguancun East Road, Haidian District Beijing 100084, People’s Republic of China

Item 2.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this statement on Schedule 13G on behalf of William Lei Ding, a citizen of the People’s Republic of China (“Mr. Ding”), and Shining Globe International Limited, a British Virgin Islands company (“Shining Globe”) (each a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Ding is the sole beneficial owner of Shining Globe and, pursuant to Section 13(d) of the Act and the rules promulgated thereunder, may be deemed to control Shining Globe and beneficially own all of the ordinary shares held by Shining Globe in the Company.

Mr. Ding

	(a)	Name of Person Filing

William Lei Ding

	(b)	Address of Principal Business Office or, if none, Residence

c/o NetEase.com, Inc. 26/F, SP Tower D, Tsinghua Science Park Building 8 No. 1 Zhongguancun East Road, Haidian District Beijing 100084, People’s Republic of China

	(c)	Citizenship

People’s Republic of China

	(d)	Title of Class of Securities

Ordinary shares

	(e)	CUSIP Number

64110W102

Shining Globe

	(a)	Name of Person Filing

Shining Globe International Limited

	(b)	Address of Principal Business Office or, if none, Residence

c/o NetEase.com, Inc. 26/F, SP Tower D, Tsinghua Science Park Building 8 No. 1 Zhongguancun East Road, Haidian District Beijing 100084, People’s Republic of China

	(c)	Citizenship

British Virgin Islands

	(d)	Title of Class of Securities

Ordinary shares

	(e)	CUSIP Number

64110W102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 4 of 6 pages

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the Company by each of the Reporting Persons is provided as of December 31, 2009:

Mr. Ding

(a) Amount beneficially owned: 1,456,000,000

(b) Percent of class: 45.0% (based on 3,238,025,131 ordinary shares outstanding as of December 31, 2009)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,456,000,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,456,000,000

(iv) Shared power to dispose or to direct the disposition of: 0

Shining Globe

(a) Amount beneficially owned: 1,456,000,000

(b) Percent of class: 45.0% (based on 3,238,025,131 ordinary shares outstanding as of December 31, 2009)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,456,000,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,456,000,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable. The subsidiary, Shining Globe, which acquired the securities being reported on is a Reporting Person in this statement on Schedule 13G.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

William Lei Ding

February 1, 2010
Date

/s/ William Lei Ding
Signature

William Lei Ding
Name/Title

Shining Globe International Limited

February 1, 2010
Date

/s/ William Lei Ding
Signature

William Lei Ding, Sole Beneficial Owner and Manager
Name/Title

Page 6 of 6 pages